September 21, 2006

VIA EDGAR

Mail Stop 4-6

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Stephen Krikorian

Re:	Redback Networks, Inc.

Form 10-K for the Fiscal Year ended December 31, 2005

Form 10-Q for the Quarterly Period Ended March 31, 2006

Form 10-Q for the Quarterly Period Ended June 30, 2006

File No. 000-30961

Dear Mr. Krikorian:

Reference is made to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated September 8, 2006 relating to Redback Networks, Inc.’s Form 10-K for the fiscal year ended December 31, 2005, Form 10-Q for the Quarterly Period ended March 31, 2006 and Form 10-Q for the Quarterly Period ended June 30, 2006. On behalf of Redback Networks, we respectfully request that the Staff grant an extension for Redback Networks to respond to such comments on or before November 3, 2006 (30 additional business days from today) in light of Redback Networks’ current preparation of its earnings release and Form 10-Q for the fiscal quarter ended September 30, 2006.

Please direct any questions to me at 415-947-2127. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert S. Tesler
Robert S. Tesler

cc:	Tom Cronan, Redback Networks, Inc.

Kyle McElroy, Redback Networks, Inc.

Page Mailliard, Wilson Sonsini Goodrich & Rosati, P.C.